Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	optionexchange@alxoncology.com on behalf of Jason Lettmann, Chief Executive Officer, ALX Oncology Holdings Inc.

To:	All Eligible Employees

Date:	December 2, 2024

Subject:	LAUNCH OF ALX’S STOCK OPTION EXCHANGE PROGRAM

Dear ALX Eligible Employee:

You are receiving this email because you are eligible to participate in a voluntary, one-time stock option exchange offer that will allow you to exchange certain out-of-the-money stock options for new stock options, as described in more detail below and in the attached documents including the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (or the “Offer to Exchange”).

There are a number of terms used in this email that, if they aren’t defined in this email, are defined and discussed in further detail in the Offer to Exchange.

The stock option exchange program is a voluntary, one-time stock option exchange offer from ALX Oncology Holdings Inc. (“ALX”) to allow eligible employees who received certain eligible options the opportunity to exchange those options for new options (the “Offer”).

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Options eligible to be exchanged in the Offer include only those options granted under our Amended and Restated 2020 Equity Incentive Plan with an exercise price per share greater than $2.75 and greater than the closing sales price of a share of our common stock on Nasdaq on the date the Offer expires, whether vested or unvested, that are outstanding at the start of the Offer and remain outstanding and unexercised as of the expiration date.

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The Offer is not a one-for-one exchange of eligible options for new options. If you elect to exchange your eligible options, the number of shares of our common stock subject to any new options you receive will cover a lesser number of shares of our common stock than under the corresponding exchanged options immediately before they were cancelled in the Offer, on the basis of an exchange ratio applied to your eligible options on a grant-by-grant basis. The exchange ratio requires that for every 1.25 shares of our common stock that are subject to the eligible option grant, the corresponding new option grant will cover one share of our common stock. Any fractional share resulting from application of the exchange ratio, on a grant-by-grant basis, will be rounded down to the nearest whole share.

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All new options will have an exercise price per share equal to the closing sales price of a share of our common stock as reported on Nasdaq on the new option grant date; will be nonstatutory stock options for U.S. tax purposes, regardless of whether the corresponding eligible options cancelled in the Offer were incentive stock options or nonstatutory stock options; and will have a maximum term of seven years from the new option grant date.

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Any new options granted to you will be unvested on the new option grant date, regardless of the extent to which the exchanged options were vested, and will be scheduled to vest based on your continued service with ALX or any of its subsidiaries through each applicable vesting date in accordance with a new vesting schedule as described in further detail in the Offer to Exchange. Generally, the new vesting schedule provides that each new option grant will be scheduled to vest in equal monthly installments over the vesting period following the new option grant date, which will be the longer of (i) 30 months or (ii) the number of months that had remained as of the cancellation date under the vesting schedule of the corresponding eligible option grant cancelled in exchange for the new option, with any fractional number of months rounded up; and provided that if the eligible option grant had a cliff vesting date that was scheduled to occur after the new option grant date, then the vesting dates of the monthly installments under the new option grant that otherwise would occur before such cliff vesting date instead will be the first monthly vesting date under the new option grant that occurs on or after such cliff vesting date.

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All eligible employees who participate in the Offer will receive new options in exchange for their cancelled eligible options. You are an eligible employee if you are an employee of ALX or any of its subsidiaries, other than a designated officer, as of the date the Offer commences who resides in or whose principal work location is in the United States as of the start of the Offer, and remain an employee of ALX or any of its subsidiaries who resides in or whose principal work location is in the United States through the expiration date and the new option grant date. Designated officers, non-employee members of the board of directors of ALX, and consultants of ALX or any of its subsidiaries are not eligible employees. A designated officer includes any individual who serves as either an officer, within the meaning of Section 16 of the Exchange Act, of ALX, or certain other specified members of senior management of ALX, at any time during the offering period.

We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the Offer to Exchange and an election form, together with its associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for exchange in this Offer and give you the information that may be useful for making an informed decision, please refer to the personalized information regarding each eligible option grant that you hold which will be sent to you via email on December 2, 2024, by Selina Lau, our Director, Corporate Accounting and Financial Reporting, from optionexchange@alxoncology.com, which lists: the grant date of the eligible option grant; the grant number(s) of the eligible option grant; the exercise price per share of the eligible option grant; whether the eligible option grant consists of incentive stock options and/or nonstatutory stock options; the vesting schedule of the eligible option grant; the numbers of vested shares and unvested shares of our common stock subject to the eligible option grant as of December 30, 2024 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date); the number of shares of our common stock subject to the new option grant that would be granted in exchange for the eligible option grant; and the vesting schedule of the new option grant.

Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We know that the materials describing the Offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the Offer. We believe this Offer is potentially very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate. If, after you’ve read this message and accompanying materials, you still have questions, please contact Shelly Pinto, our Interim Chief Financial Officer, Senior Vice President, Finance and Chief Accounting, by email at optionexchange@alxoncology.com or by phone at (650) 800-6675. We also recommend that you consult with your financial, legal and/or tax advisers to weigh the benefits and risks involved in participating in the Offer.

If you want to participate in the Offer, we must receive your election form via email (as a PDF) or by fax no later than the expiration date, currently expected to be 9:00 p.m., Pacific Time, on December 30, 2024.

If you do nothing, or if we have not received your properly completed and signed election form by the expiration of the Offer, you will have rejected this Offer and you will not receive any new options pursuant to the Offer. Instead, your existing options will remain outstanding until they are exercised or cancelled or expire by their terms and will retain their current exercise price, vesting schedule, maximum term to expiration, and other terms. A copy of the election form is included in the Offer documents as well as attached to this email.

If you do not remain employed with ALX or any of its subsidiaries through the expiration date and the date that the new options are granted, then upon the termination of your employment, you will cease to be an eligible employee under the terms of the Offer and any election that you have made to exchange any of your options pursuant to the Offer will be ineffective. As a result, none of your options will be exchanged under the Offer and you will not receive new options.

Sincerely,

Jason Lettmann

Chief Executive Officer, ALX Oncology Inc.

Attachments:

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Election Form